United States securities and exchange commission logo





                 August 13, 2020

       Jessica Billingsley
       Chief Executive Officer
       Akerna Corp.
       1630 Welton Street, Floor 4
       Denver, CO 80202

                                                        Re: Akerna Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 10,
2020
                                                            File No. 333-242474

       Dear Ms. Billingsley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Jason K. Brenkert, Esq.